Filed by United National Group, Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Penn-America Group, Inc.
Commission File No.: 0-22316

This filing relates to a planned merger (the “Merger”) between United National Group, Ltd. (“UNGL”) and Penn-America Group, Inc. (“PNG”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 14, 2004 (the “Merger Agreement”), between UNGL and PNG. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by UNGL on October 15, 2004, and is incorporated by reference into this filing.

In connection with the execution of the Merger Agreement, the following is a transcript of a conference call held on October 18, 2004 to discuss the Merger:

October 18, 2004
8:00 AM ET

Operator:	Welcome to today’s conference call to discuss the business combination of United National Group, Penn-America Group, and Penn Independent Corporation. My name is Angelise and I will be your coordinator for today. This call is being recorded. Your participation implies consent to our recording the call. If you do not agree to these terms, simply drop off the line.

This conference call is also available via Webcast on United National Group’s Web site, www.ungl.ky and Penn-America Group’s Web site, www.penn-america.com. A slide presentation is also available at United National Group’s Web site, www.ungl.ky in the “What’s New” section of the “About Us” tab. A replay of this call will be available for one week. You may access the replay by dialing 800-642-1687 or 706-645-9291 and referencing conference ID number 1578069.

The Webcast of this call will be available on both United National Group’s and Penn-America Group’s Web site for one week and the accompanying slides will also remain available on both sites.

The speakers of today’s call will be: from United National Group, Saul Fox, Chairman of United National Group and CEO of Fox Paine & Company LLC; Troy Thacker, Vice Chairman of United National Group and Managing Director of Fox Paine & Company LLC; David Bradley, Chief Executive officer of United National Group; and Kevin Tate, Chief Financial Officer of United National Group and United National Group’s Senior Vice President and CFO of its US operations.

From Penn-America we have Jon Saltzman, President and Chief Executive Officer of Penn-America Group and Joe Morris, Senior Vice President, Chief Financial Officer and Treasurer of Penn-America Group.

All participants will be in a listen-only mode during the company’s presentation. We will facilitate a question and answer session towards the end of the conference call.

This conference call may contain forward-looking information about United National Group, Ltd., Penn-America Group, Inc. and the combined operations of United National Group, Ltd., Penn-America Group, Inc. and Penn Independent Corporation after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,’’ “project,” “plan,’’ “seek,” “intend,’’ or “anticipate’’ or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies.

UNGL’s and PNG’s businesses and operations, as well as the combined business and operations of United America Indemnity, Ltd., are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: (1) ineffectiveness of their business strategy due to changes in current or future market conditions, (2) the effects of competitors’ pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products, (3) greater frequency or severity of claims and loss activity than their underwriting, reserving or investment practices have anticipated, (4) decreased level of demand for their insurance products or increased competition due to an increase in capacity of property and casualty insurers; (5) risks inherent in establishing loss and loss adjustment expense reserves; (6) uncertainties relating to the financial ratings of their insurance subsidiaries; (7) uncertainties arising from the cyclical nature of their business; (8) changes in their relationships with, and the capacity of, their general agents; (9) the risk that their reinsurers may not be able to fulfill obligations and (10) uncertainties relating to governmental and regulatory policies.

The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in UNGL’s and PNG’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, as well as in the materials to be filed with the U.S. Securities and Exhange Commission (SEC). Neither UNGL nor PNG makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

I would now turn the call over to — I would now turn the presentation over to Saul Fox. Please go ahead sir.

Saul Fox:	Thank you conference operator. And if there’s anybody still left on this call after that long introduction, I’d like to welcome you to the first United America Indemnity conference call.

As I’m sure all of you know who are on this call this morning that on Friday we announced a combination of United National Group, Penn-America and Penn Independent Corporation forming United America Indemnity.

We are truly excited by this combination as it brings together three great companies with three great management teams’ track records and businesses.

Fox Paine is the majority shareholder of UNGL and we will continue to be a substantial shareholder — approximately 37% in the combined company. We support this transaction in full.

As you’ll hear more about today, the combined company is broader in scale and scope, enhancing its competitive position while being accretive to earnings and enhancing the company’s balance sheet and financial flexibility.

We at Fox Paine have worked closely with the management teams of both companies to ensure the compatibility and the financial strength of the combined businesses. With that said, let me turn the mic over to United America Indemnity’s CEO, David Bradley.

David Bradley:	Thank you Saul and good morning. And we’re delighted to have you join us on the first call of United America Indemnity.

Three companies that — it’s formed out of three companies that are leaders in the excess and surplus lines property and casualty industry: United National Group with a market cap of roughly $420 million and net written premium of

$230 million, Penn-America Group with a market cap of $220 million and net written premium of roughly $210 million and Penn Independent Corporation which handles $250 million or so in written premium a year producing net commissions of $25 million.

All three companies have had as their focus the small commercial marketplace. And yet interestingly enough as you’ll hear, we really have not crossed each other’s paths very often and have tended not to compete.

Both of the insurance companies have had outstanding historical operating performance and both have great prospects for growth. United National Group’s long term historical average combined ratio (20 years) has been 95%. And that’s very closely mirrored by Penn-America’s long term average combined ratio of 97%.

And the growth prospects for both are strong, certainly both for producing material increases in net written premiums through the first six months of the year. And it is anticipated that that will continue.

Between the two of us, we have long-standing relationships with 150 or so market-leading general agents. And the combination allows for increased market size and market scope, a larger asset base as you will hear, the agency networks that I’ve already mentioned, and then of course, the public float.

But not to be lost in all of that is the opportunity that’s represented by the third company, Penn Independent Corporation.

As it currently does for Penn-America, the opportunity exists for United National that particularly the largest agency within Penn Independent, the

Delaware Valley Underwriting Agency can distribute proprietary products of United National Group.

There is immediate value accretion for shareholders as we will describe in more detail. And there’s just an increase in financial stability and in diversity and strength — more than $700 million in gross written premium across the two insurance companies, more than $1.1 billion in cash and investable assets, approximately $550 million in shareholders’ equity and a pro forma market cap of $566 million.

Moving on to the next page, I want to give just some brief definition around the nature of the agreement. The new parent is United America Indemnity. The base platform is United National Group Ltd.

The companies that are joining are Penn-America Group and then Penn Independent Corporation which itself held 31% of the stock of Penn-America as well as some independent brokerage businesses dominated in size by the very well known, at least on the East Coast, Delaware Valley Underwriting Agency.

The consideration for — to the public shareholders for Penn-America is $15-3/8 for Penn-America share comprised of $1.50 in cash and then $13-7/8 of United National stock so that United National in effect will be issuing roughly 10 million additional shares to replace the Penn-America shares.

And for Penn Independent Corporation, United National will be paying $97 million in cash. And that price allocates roughly to a $13.39 per share price for the Penn-America stock that Penn Independent Corporation held and then $32 million for the agency business which has $25 million in net commission revenue.

We expect the transaction to close in the first quarter of 2005 and it will be subject to the normal regulatory and shareholder approvals for both companies.

The next page shows the management structure for the organization. I’m pleased to announce that Jon Saltzman is being promoted to President of United America Indemnity. Both of the US insurance companies, United National Group and Penn-America Group will report to him. Kevin Tate will become the Chief Financial Officer of the merged organization which creates the opportunity to promote to CEO of Penn-America Group, Joe Morris, who many of you have come to know as a very talented insurance executive.

Continuing in their prior roles are Bill Schmidt – he’s only been in that role for about four months – but as the CEO of the domestic insurance company; Seth Freudberg, who moved four or five months ago to become CEO of the offshore insurance company, Wind River; and then Bob Lear who’s done such an excellent job of running Penn Independent Corporation.

Each of the businesses will remain separate and retain their own identities in the marketplace. And that’s very important to us because in effect, what’s being acquired are the business relationships and market status and renewal business of all these companies and their new business prospects. And the last thing we’d ever want to do is do anything to deter those from surviving.

So with that, let me turn it over to Jon Saltzman, my new partner at this firm.

Jon Saltzman:	Well thanks, Dave. I’m on the next slide now on Page 7 of your presentation.

I couldn’t be more excited about our prospect together, more enthusiastic. We share very similar operational strategies that are critical for putting together a top-flight E&S organization.

We’re both committed to the E&S market and have been members in good standing in that community for a long time. We both emphasize E&S brokers and general agents. Both organizations are committed to industry best practices and we’re both more interested in underwriting profitability than growth.

So on the surface we look alike. But if you drill down, you’ll see that the most exciting thing to talk about here is how we’re not alike. The United National product line is much broader and E&S oriented than Penn-America’s which is more organized around binding authorities and general agents.

In fact, United National has a slightly higher average premium than Penn-America and occupies a niche just above us in the marketplace and also tends to write more urban and suburban business while we tend to write more suburban and rural business.

In fact, we’re only aware of a couple of instances where the two companies actually cross paths. And we intend to keep it that way as Dave mentioned earlier. And we’re going to let each company keep doing what it does well.

Our goal is to provide different niche products at various levels in the same marketplace. This is much more parallel to a couple of other operations you may have already heard of, Markel and Berkeley.

On the next slide you can see graphically what I’m talking about. On UNG’s pie chart, you can see that their net premium is pretty evenly divided among several product lines. Penn-America’s net written premium is primarily commercial binding authority business. Taken together, you have a pretty powerful and diverse E&S company. As you can see, we’ve got a real chance to create a one plus one equals three.

So I think now I’ll turn things over to Joe Morris. He’ll take you through the financial profile of the combined business. Joe?

Joseph Morris:	Thanks Jon. Slide 9 of our presentation displays a financial profile of the three businesses that will be combined under United America — United National, Penn-America, and Penn Independent’s wholesale agency business which is labeled PIC.

The PIC column excludes Penn Independent’s 31% investment in Penn-America. We’ve also included a pro forma total to give you an idea of the financial size of the new organization.

The income statement measurements represent the 12 months ended June 30, 2004 and therefore do not include any potential cost savings or accounting adjustments from the transaction. The balance sheet amounts are as of June 30, 2004 and the market capitalization is as of the close of business on Friday October 15, 2004.

As you can see, on a pro forma basis, United America had gross written premiums of $756 million and net written premiums of $437 million for the 12-months ended June 30th, 2004. Net premiums earned were $398 million, which includes the net commissions from PIC and net income was $50 million.

From a balance sheet perspective, cash and investments stood at $1.1 billion at June 30th, 2004, again on a pro forma basis, and this amount excludes the cash to be paid in a transaction by United National.

Shareholders’ equity stood at $543 million, which reflects UNGL’s June 30th equity plus the $141 million of equity to be issued in the transaction by United National. Pro forma assets were $3.3 billion.

From an A.M. Best perspective, United National has an “A” Excellent rating and Penn-America has an “A-” Excellent rating. We had several conversations with A.M. Best prior to the announcement on Friday and following our announcement, A.M. Best issued a press release relating to the transaction which you can obtain from their Web site at ambest.com.

As is typical in business combinations, Best placed both United National and Penn-America’s rating under review with developing implications and expects to conclude its review upon closing of the transaction. We do not anticipate a change in either company’s rating as a result of the transaction.

Finally, the pro forma market capitalization that you see on the slide simply reflects UNGL’s current market cap as of Friday, including the new shares to be issued in the transaction at UNGL’s current price-to-book multiple of 1.05 to 1. We certainly hope this is a conservative view of United America’s market cap following the closing of the transaction.

With that, I’ll turn the presentation over to Kevin Tate who will review some financial and operating leverage measurements with you. Kevin?

Kevin Tate:	Thanks, Joe. Turning to Slide 10, this portion of the presentation provides you with an overview on a pro forma basis of the strength of our capital base.

On a pro forma basis, the company will hold approximately $60 million of preferred trust securities, along with $77 million in debt. The majority of the debt matures in 2015 while the preferred trust securities are 30-year paper callable by the issuer in five years; both the debt and the trust preferreds carry attractive interest rates.

Pro forma book value as of June 30, 2004 is estimated to be $543 million. This brings the total capital to combined entities to $680 million, which translates to a preferred trust plus debt to capital ratio of 20.2%.

Moving on, net premiums written to GAAP equity, on a pro forma basis, is .8 to 1. We believe the absence of any meaningful premium leverage gives us the ability to grow premium in the future without straining capital. Factoring in loss reserves, the ratio of net premiums written plus net loss reserves to GAAP equity on a pro forma basis is 1.7 to 1. Both these measures compare very favorably with those in our peer group.

Finally, reinsurance recoverable, net of collateral, is projected to be on a pro forma basis 1.9 times GAAP book value as of June 30, 2004. This represents a significant reduction in reinsurance leverage when compared to the December 31st, 2002 UNGL ratio of reinsurance recoverable, to GAAP book value of 6.5 to 1.

I would add that we expect the reinsurance recoverable leverage of 1.9 times book to decrease going forward as we both continue to shrink our reinsurance recoverable asset as well as grow GAAP book value.

Turning to Slide 11, we believe the financial benefits to this transaction are numerous. First, it’s an efficient use of a portion of UNGL’s investable cash in that it allows us to deploy an amount that approximates the capital initially contributed by Fox Paine in September of 2003. We believe that the investment will generate a 10% ROI which compares favorably with what we can earn today in the fixed income security universe.

Second, we believe the transaction is accretive from an earnings perspective for current UNGL shareholders. Third, the acquisition represents a premium over where PNG stock has recently traded and we also expect it will be accretive to PNG shareholders from an earnings perspective. And finally, further details regarding the transaction will be contained within the S-4 Proxy which we expect to file in November of 2004.

I will now turn things back to David for some concluding remarks.

David Bradley:	Thanks, Kevin. So that’s basically our presentation for this morning. United America Indemnity, three leaders in the excess and surplus lines, specialty property and casualty business, are coming together for further success.

They are similar companies, they’re all three, primarily focused on small commercial lines clients and yet, as Jon indicated, rarely crossover in the marketplace, comprised of longstanding relationships with 150 market-leading general agents and there are only four crossovers within that whole group.

The combination will have increased market size, asset base, and public float. The combination will be accretive in 2005. And there further is an opportunity for United National and Penn-America to work together, sharing knowledge about the things that they learn in the marketplace wherever it can be beneficial.

And I feel, you know, a sort of secret opportunity that exists is the opportunity presented by Penn and Penn Independent Corp. to work together with the United

National in the same way that it has worked together with Penn-America in the past.

So it’s a combination about which I hope you can hear great enthusiasm on the part of all of us. And that really concludes the formal presentation for this morning. Let me turn it back to the operator.

Operator:	Thank you, sir. Ladies and gentlemen, the question and answer session will now begin. If you would like to ask a question, please press star 1 on your telephone keypad. And to withdraw your question, press star 2. Again, if you would like to ask a question, please press star, then the number 1. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Jay Cohen of Merrill Lynch.

Jay Cohen:	Good morning, everyone.

David Bradley:	Good morning, Jay.

Jay Cohen:	Just a couple of questions; first, what would be the actual shares outstanding — the new shares outstanding — for the new company?

Kevin Tate:	Jay, this is Kevin. The — of course, that may vary slightly depending upon the value of UNGL shares at the time we close but an approximate number that you can use is 38 million.

Jay Cohen:	Thirty-eight million. Okay. That’s close to what I thought. I’m less familiar with Penn-America, obviously. A question, what has been the history over the last several years of their loss reserve development and then related to that, what level of due diligence did you guys do to get comfortable with it? Did you bring in, for example, an outside actuary?

Joseph Morris:	Jay, this is Joe Morris. First of all, with respect to the due diligence, immediately upon an expression of interest for the entire Penn-America, our Board of Directors formed a special committee comprised entirely of outside Directors of the company of the Board. They, in turn, immediately hired legal counsel, financial advisors, an accountant, and an actuary to support them in the due diligence process.

Regarding your first question, which relates to prior year development, Penn-America, going back to ‘99 and 2000, did report prior year development in both of those years that you can clearly see in any of our prior SEC filings. This year through June 30th of 2004, we reported approximately a $1.5 million prior year reserve development through that period of time.

David Bradley:	And I’ll add to that, Jay, that United National did also employ an outside actuary to review the work that had been done at Penn-America, both internally and by the outside actuary that supports them. And we became very comfortable with their reserve levels and, in effect, the outside actuary indicated that reserves were fundamentally adequate.

Jay Cohen:	Okay. And the last question, what’s the, I guess, goodwill that’s being generated here?

Kevin Tate:	Jay, Kevin here, the — we expect that goodwill and other intangibles will likely approximate $100 million. Of course, you know, the expectation is that we’ll provide further color on that matter when we file the Proxy.

Jay Cohen:	Okay. And I guess sort of related to that but — there’s sort of P-GAAP adjustments that have to happen, it tends to be somewhat difficult to model but any kind of color you can provide on that at some point would be helpful as well.

Kevin Tate:	Okay. We will do our best to provide you with that, Jay.

Jay Cohen:	Right. Yeah.

Kevin Tate:	We share your pain.

David Bradley:	Right.

Jay Cohen:	Thanks. Congratulations.

Kevin Tate:	Thanks.

David Bradley:	Thank you.

Operator:	Your next question comes from Jeff Thompson of KBW Inc.

Jeff Thompson:	Thank you. Ditto on the congratulations, everyone, it looks like a great deal.

David Bradley:	Thank you, Jeff.

Jeff Thompson:	I had a question on how you get to the accretion for UNGL. I ran the numbers myself with the limited information I had and I had 9 cents dilutive for 2005 but I don’t have the impact of the tax rate on Penn-America and I don’t have the impact of PIC or the agency business and I think that’s the difference. Can you fill me in a little?

Kevin Tate:	Well, I can fill you in from a 10,000-foot level. As, you know, as you mentioned and as we indicated during the call, we expect that the deal will be accretive in the level of accretion that will be more fully delineated in the Proxy.

But certainly, some of the things you touched on are those items that are driving the — or expense (savings) that we (could) expect to realize. Number one, we have factored in the expected earnings from PIC; and number two, we expect to continue to run these businesses independently. We do expect some level of natural savings to arise as a result of the merger.

For example, both companies now have to deal with the cost of the holding company, so being public entities and certainly to the extent we are now one, you’ll see savings there. Number two, as you might expect, we expect that we will see some savings in the area of reinsurance purchasing. And thirdly, with respect –to our investment portfolios and, specifically, our investment management, we would expect to see some savings there.

And as we work together over the coming months and years, as we see opportunities to take advantage of saving opportunities, and then, we will certainly act on those.

And then finally — pardon me — to the extent we are able to, over time, drive the effective tax rate of UAI, the new entity, to a level that is consistent with where the effective tax rate of UNGL currently stands and certainly there will be some earnings accretion resulting from that.

Jeff Thompson:	Okay. So this will be accretive in the first year?

David Bradley:	Yes.

Kevin Tate:	Yes.

Jeff Thompson:	Okay. And we’ll have more detail when it’s filed I guess.

Kevin Tate:	Precisely.

Jeff Thompson:	Do you have any information at all in what the net income of PIC is? I know you gave a commission level of $25 million.

Kevin Tate:	Well, I think continuing with presentation is representation that with respect to the last 12 months, net income was $3 million.

David Bradley:	After tax.

Jeff Thompson:	Okay. And there’s no — I just actually got the presentation; I wasn’t able to get it while you were talking. There are no adjustments for the ownership or the relationship with Penn-America?

Joseph Morris:	Jeff, on page — this is Joe — on Page 9 of the presentation, we’ve adjusted the ownership of Penn-America out of that slide. So the numbers you see there on PIC represent solely their business that they operate today.

Jeff Thompson:	Okay. I just got this. All right. Do you have — you gave premium to equity, do you have premium to stat surplus, gross and net of the combined companies?

Kevin Tate:	We are...

Jon Saltzman:	They’re searching now, Jeff. Do you have another question?

Kevin Tate:	Yeah.

Jeff Thompson:	Certainly. And on the question of due diligence, is it safe to say that PNG management, in essence, has signed off on the UNGL reserves and reinsurance recoverable levels or could there be more news on that later?

Joseph Morris:	Jeff, as far as the Special Committee of our board of directors, you know, they evaluated several factors and that included doing a due diligence review of United National because, as you know, that included a stock for stock transaction. Taken in its entirety, including the matters that you just mentioned, the special committee recommended this transaction to the board of directors, who in turn approved the transaction.

David Bradley:	And I’ll add to that. This is Dave Bradley. That the special committee, as Joe indicated earlier, did retain a separate outside actuarial firm that did its own separate review of United National’s net and gross reserves.

Jeff Thompson:	So if they found anything we would have heard it by now, is that what you’re saying?

Joseph Morris:	Jeff, I think that you can take from both David’s comment and mine, that the special committee felt comfortable recommending the transaction to the board of directors, including whatever issues might have surfaced, which obviously they were not significant, in order to recommend the transaction to the board of directors.

Jeff Thompson:	Okay. Just want to be sure.

How are agents – if you can give me an example – how are agents going to see this change? You had talked about separate companies, but you talk about maybe cross marking opportunities. If I’m a PNG agent or if I’m an UNGL agent, what’s going to change for me?

Jon Saltzman:	I’ll take it from the PNG standpoint Jeff, it’s Jon. You know I had some calls on Friday from people worried about if anyone is stepping on their binding authorities. And I was really clear about the fact that, you know, that the organization was being set up to run the future and we run in separate towers essentially.

And each company will run on its own and do well what it does well. And Penn-America has always existed on a great franchise relationship with a limited number of agents and that’s the way it’s going to stay.

From my perspective, and the UNGL guys can jump in anytime they want, from my perspective, what UNGL does extremely well is they’ve got a product diversification and I could see a layering with an agents offices, but certainly not where we displace one another nor get in each other’s way.

I’ll just let maybe David comment on it?

David Bradley:	Yeah, I had lunch with one of the agents, actually, on Friday that represents United National. And I think, you know, and we made many phone calls into agencies on Friday. And, you know, basically what we heard was a pleasure to hear that the company is getting larger and that it has more financial stability. And no sense of concern on their parts about the individual business relationships, there really is no crossover.

I think, you know, the opportunity would exist for us to share information to help our own underwriting results, to the extent that by putting all the numbers together you get more credibility and understanding, individual performance by classification and things like that within particularly the commercial package business.

But I think also there, you know, there may be opportunities when United National has a particular coverage part that Penn-America agents were interested in to make that available through the relationship that Penn-America has.

But I will say again, I think, you know, maybe the most significant growth opportunity is to work with DVUA in a way that’s consistent with the way that Penn-America has worked with them. And I think that should afford more access to the marketplace.

DVUA, I know has enabled Penn-America to stay very close to the market and understand market product needs and getting that opportunity ourselves to be very close to a partner as they’re hearing, you know, what kind of upset and overturn are occurring in the marketplace can only bring value to it.

Jon Saltzman:	Yeah, let me add one more thing Jeff, I thought was kind of interesting on Friday, and I think you’d be amused by it.

Most of the comments I got from agents, once they were sure that they wouldn’t be stepped on by United National agents or additional Penn-America appointments, they asked me if they could have access to some of United National’s products.

So I thought that boded well for the future.

Jeff Thompson:	And then just one final technical question, if you hold PNG shares and receive the UAI stock, are you only taxed on the $1.50 cash or are you actually taxed on this transaction?

Joseph Morris:	The entire transaction, Jeff, is a taxable transaction.

Jeff Thompson:	So it’s no advantage to hang on to the stock necessarily to get UAI, you’re still going to be taxed?

Joseph Morris:	It’s a taxable transaction.

Jeff Thompson:	Okay. Thank you.

Operator:	Your next question comes from Robert Roell of American Express.

Robert Roell:	Hi. Good morning everybody.

Speaker:	Hi Robert. Good morning.

Robert Roell:	Most of my questions have been answered, but I guess I’ll just ask two more. Maybe slightly different takes on previous questions.

The first one is with respect to due diligence and the reserves of both companies. In the past, David and Kevin, you’ve said that United National’s reserves have been certified as being slightly redundant on a net and gross basis. How does this transaction change that statement?

David Bradley:	It shouldn’t change it at all. We, as you know, and for the people that are on the phone that have less familiarity with us, since late 2002 the company retained one of the really leading outside property casualty actuarial firms and every quarter our reserves are reviewed both by our internal actuarial department, which has grown to encompass five fellows in the society, and then also by our external actuary.

Half the time we develop a number and then they look over our shoulder and the other half of the time they develop a number and we look over their shoulder. But in effect, in both processes we really wind up developing independent numbers.

And where we were, as we articulated at the end of the second quarter, was slightly redundant on a net basis, and more substantially redundant on a gross basis, nothing in this transaction would change either the reserve situation for United National or for Penn-America.

Robert Roell:	Can the statement be extended to the entire organization, the new company?

Joseph Morris:	Rob, let me answer the question from Penn-America, because it seems like that’s where you’re going. And this is Joe by the way.

Penn-America has a very thorough process, much like what Dave just described for United National. We have in-house actuaries. We twice a year engage in outside actuarial consultants who is also our opining actuary, who re-calibrates every factor, every loss reserve trend, every assumption that we use to make sure that we haven’t missed any unfavorable trend or variance that we’ve been analyzing ourselves.

At the valuation that the outside actuary just completed as of August 31, they concluded that our reserves are set at the midpoint of the actuarial range. So we feel our reserves are adequate and believe then that is of consistent with what Dave just described for United National.

Robert Roell:	Okay. Fair enough.

The next question is just with respect to guidance. I know you said you’re going to put out the S-4 and that’s going to have more information in it. But you must have penciled out the numbers in doing this transaction. I mean would you care to elaborate a little bit at least on the earnings accretion and the ROE accretion that you expect, just in general ranges?

Kevin Tate:	You know what, Rob, this is Kevin speaking obviously. And at this point in time I think the best thing to do is just to fall back on what was said earlier, and that is, you know, it’s not what we want to do at this point in time. We assure that when you get the proxy you will find in there the sort of analysis vis-à-vis accretion that you’d expect to see. But until that point in time I’m going to, you know, make the statement that we expect it to be accretive and leave it at that.

Robert Roell:	Okay. Thanks very much.

Operator:	Your next question comes from John Keefe of Ferris Baker.

John Keefe:	Yes, good morning. I’d like to voice my congratulations as well.

Jon, I’ve got a question for you. Is there an employment – have you got an employment contract with the new UAI?

John Saltzman:	You’re darn right I have an employment contract. And the management team and the company have signed employment agreements and we can expect to continue and thrive.

Joseph Morris:	John this is Joe. On Friday we filed an 8K, and the employment agreement that we executed was attached to that 8K if you want to read it.

John Keefe:	Oh, very good. Thanks.

Also did the – in one of your filings, I believe one can guess that EBITDA for PIC is about $6 million, maybe a little higher. Is that a correct assumption?

Joseph Morris:	I think you’re in the range John, I think that’s fair.

John Keefe:	Okay. I don’t have the slide show but did say earlier that net income for PIC was $3 million after tax?

Joseph Morris:	Right.

John Keefe:	All right, very good. Thank you. Once again, congratulations.

John Saltzman:	Thanks John.

Operator:	Again if you would like to ask a question please press star then the number 1 on your telephone keypad, and to withdraw your question press star 2.

Again to ask a question please press the star key followed the number 1.

There are no further questions at this time.

David Bradley:	Well, I guess we want to thank you all for attending. And we hope that we’ve communicated to you the enthusiasm that we have over this business combination, and the opportunities that will arise out of it for all three firms. We are delighted to be able to make the announcements and look forward to all of the opportunities that will ensue.

And once again, thank you very much for joining us this morning.

Operator:	Ladies and gentlemen, thank you for your participation in today’s conference call. And have a nice day. This concludes the presentation, you may now disconnect.

END

Additional Information:
UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact: UNITED NATIONAL GROUP, LTD Richard March	FOX PAINE & COMPANY, LLC Andy Brimmer

SVP and General Counsel United National Insurance Company Phone: 610-660-6816 rmarch@unitednat.com	Partner Joele Frank, Wilkinson Brimmer Katcher Phone: 212-355-4449 ext. 111 AHB@joelefrank.com

PENN- AMERICA GROUP, INC.
Joseph Morris
Senior Vice President. CFO & Treasurer
Penn-America Group, Inc.
Phone 215.443.3612
morris@penn-america.com

David Kirk, APR (media)
(610) 792.3329
davidkirk@thePRguy.com

* * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s Web Site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also may be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.